IMVISION THERAPEUTICS INC.
Feodor-Lynen Strasse 5
Hannover, Germany
Tel: 011 49 511 53 88 96-76 / Fax: 011 49 511 53 88 96-66

December 12, 2006

MAILSTOP: 3561

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention: Mr. Max A. Webb

IMVISION THERAPEUTICS INC. (the “Company”)
Form SB-2 Registration Statement, as amended
SEC File No. 333-137043

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form SB-2 to 4:30 p.m. (EST) on Tuesday, December 12, 2006, or as soon thereafter as is practicable.

The Company is aware of its responsibilities relating to the proposed public offering of its securities as specified in its Registration Statement under the Securities Act of 1933 and the Securities Exchange Act of 1934. The Company further acknowledges that:

  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me. Thank you for your assistance.

Yours truly,

IMVISION THERAPEUTICS INC.

/s/ Martin Steiner
Dr. Martin Steiner, President